Amanda K. Maki
Lead Counsel, SEC & Reporting
Tel: +1 713 309-4953
Fax: +1 713 309-4631
Amanda.maki@lyondellbasell.com
April 15, 2011
Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re:	Comment Letter dated February 18, 2011 relating to Amendment No. 1 to Registration Statement on Form S-1 (the “S-1”) of LyondellBasell Industries N.V. (the “Company”), Registration No. 333-170130
Dear Ms. Long:
               In connection with the Commission’s review of the Company’s S-1, we submit the following response to the comments included in your letter, which includes the original comments from your letter in bold italics followed by our responses.
               We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filing.
General
1.	Please revise your registration statement to provide updated financial statements are related disclosures as required by Rule 3-12 of Regulation S-K.
The Company has revised the registration statement; the Company filed its Form 10-K for the year ended December 31, 2010 and, as reflected in the section entitled “Where You Can Find More Information,” has incorporated by reference to the Form 10-K the Company’s financial statements and related information as of December 31, 2010.
Calculation of Registration Fee Table
2.	We note that the “amount to be registered” column in the table reflects only the additional 32,978,193 shares you are registering. We also noted your disclosures in

Ms. Pamela L. Long
Securities and Exchange Commission
April 15, 2011

footnotes 1 and 2. Please revise the table to reflect the 291,580,236 total amount of Class A ordinary shares that you are registering.
The Company has revised the table to include the aggregate number of shares that are being registered for resale.
Summary, page 1
3.	With respect to the sources of data mentioned in the last paragraph on page 2, please tell us what consideration you have given to filing consents under Rule 436 of the Securities Act of 1933.
The Company has deleted the referenced paragraph. The industry data that was referred to in that paragraph related primarily to information that had been included in the description of the Company’s business that had been included in the Company’s Form 10. That information, including “Worldwide Position by Product” and “Position in Key Businesses” for each of our segments has not been included in our Form 10-K or the S-1. However, the Company notes that the information that was obtained from those publications primarily included historical data and statistics relating to operating capacities of plants and facilities as well as aggregated data related to product sales of industry participants.
Executive Compensation, page 138
4.	Please revise to update your executive compensation disclosure, including your summary compensation table, to include information as of December 31, 2010. For further guidance please see the Division of Finance’s Regulation S-K Compliance and Disclosure Interpretations Question 117.05.
The Company has incorporated by reference the executive compensation disclosure, including the summary compensation table, as of December 31, 2010, from its Proxy Statement on Schedule 14A for its 2011 Annual General Meeting of Shareholders that was filed on March 25, 2011.
Undertakings, page II-5
5.	We note your response to comment 9 in our letter dated November 19, 2010. We reissue this comment.
The Company has made the requested revisions.

Ms. Pamela L. Long
Securities and Exchange Commission
April 15, 2011

Legal Opinion, Exhibit 5.1
6.	We note your response to comments 10-19 in our letter dated November 19, 2010. Please file a revised legal opinion to that we have adequate time to review it prior to any acceleration request.
The Company has filed the revised opinion with its Amendment No. 2 to the S-1.
               The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               We trust that the foregoing is responsive to your comments. If you have any questions, please feel free to contact me at the number first written above.

Very truly yours, LYONDELLBASELL INDUSTRIES N.V.
/s/ Amanda K. Maki

Amanda K. Maki
Lead Counsel — SEC & Reporting